14041896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-~~66578~~ 21410 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Isaak Bond Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 17th Street, Suite 2610 South
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald J. Lemek, Vice President of Operations & CFO (303) 623-7500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Ave., Suite 400 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald J. Lemek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

VP of Operations & CFO

Title

02/26/14 Notary Public

JULIA DERRYBERRY
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 07/28/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

**Table of Contents**

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary (the "Company") as of December 31, 2013, and the related notes.

## MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENT

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

## AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**OPINION**

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and Subsidiary as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

**OTHER MATTERS**

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statement as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statement or to the consolidated financial statement, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statement as a whole.

EKS+H LLLP
EKS&H LLLP

February 25, 2014
Denver, Colorado

## ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

### Consolidated Statement of Financial Condition
### December 31, 2013

#### Assets

| | |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 33,413 |
| Due from clearing broker and dealers | 251,115 |
| Interest receivable | 8,620 |
| Other receivables | 29,862 |
| Employee advances | 13,592 |
| Due from stockholder | 37,628 |
| Securities owned, substantially pledged as collateral for amounts due to clearing broker | 1,994,847 |
| Cash surrender value of life insurance | 256,703 |
| Property and equipment, net of accumulated depreciation of $206,371 | 95,909 |
| Other assets | 146,898 |
| Total assets | $ 2,868,587 |

#### Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities | |
| Due to clearing broker, collateralized by securities owned | $ 416,992 |
| Commissions payable | 262,355 |
| Accrued expenses | 28,588 |
| Subordinated debt | 861,000 |
| Total liabilities | 1,568,935 |
| Commitments and contingencies | |
| Stockholders' equity | |
| Common stock, $1 par value; 500,000 shares authorized; 39,759 shares issued and outstanding | 39,759 |
| Additional paid-in capital | 698,672 |
| Retained earnings | 561,221 |
| Total stockholders' equity | 1,299,652 |
| Total liabilities and stockholders' equity | $ 2,868,587 |

See notes to consolidated financial statement.

## Note 1 - Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. On July 1, 2010, the Company elected S corporation status. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities. The Company's wholly owned subsidiary, Funds Management Corp. ("Management Corp."), has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Southwest Securities, Inc. ("Southwest Securities"). Southwest Securities carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

### Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

### Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

### Clearing Deposit and Other Assets

Other assets include $50,267 deposited with Southwest Securities to offset certain risks assumed by Southwest Securities related to the clearing and settling of securities and cash transactions on behalf of the Company.

**Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)**

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of municipal bond securities invested in a diversified portfolio of municipal bond positions.

Securities transactions are initiated on a fully disclosed basis with Southwest Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

As of December 31, 2013, three investments accounted for approximately 62% of the carrying amount of securities owned.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Fair values are based upon quoted market prices. The fair value of those financial instruments is recorded in securities owned or due to clearing broker, as appropriate.

Fair Value Accounting

The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

## Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Securities Owned

Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace.

Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying consolidated financial statement.

The Company follows the guidance of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. ASC Topic 740 prescribes a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

The Company's information returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

## Note 2 - Fair Value Accounting

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets at fair value on a recurring basis as of December 31, 2013:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Municipal bonds | $ - | $ 1,917,281 | $ - | $ - |
| Corporate bonds | - | 77,566 | - | - |
| Total | $ - | $ 1,994,847 | $ - | $ - |

The valuation techniques used to measure the fair value of United States treasury bonds and equity securities are based on inputs of quoted prices in active markets for identical assets as of year-end.

The Company values municipal and corporate bonds based on trades of the bonds within a publicly observable marketplace. The bond market is based on negotiated contracts between a limited number of parties rather than high-volume exchange transactions. The pricing of bonds can be determined through review of transactions involving the specified bond or a like-kind bond.

## Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserve and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At December 31, 2013, the Company maintained $1,713,917 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of December 31, 2013.

## Note 4 - Commitments and Contingencies

Operating Leases

Future minimum lease payments under these leases are approximately as follows:

| Year Ending December 31, | |
|---|---|
| 2014 | $ 37,800 |
| 2015 | 50,100 |
| 2016 | 51,800 |
| 2017 | 53,400 |
| 2018 | 31,700 |
| | $ 224,800 |

**Note 5 - Subordinated Debt**

Borrowings under subordination agreements at December 31, 2013 are owed to the Company's majority stockholder as follows:

| | |
|---|---|
| Interest at prime plus 2% (5.25% at December 31, 2013), $100,000 due March 31, 2015, $261,000 due May 31, 2015, $100,000 due October 31, 2015, and $400,000 due August 30, 2018 | $ 861,000 |

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's uniform net capital requirements, they may not be repaid.

**Note 6 - Employee Benefit Plan**

The Company's Section 401(k) profit sharing plan covers substantially all full-time employees. The Company's profit sharing contributions to this plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. For the year ended December 31, 2013, the Company did not make a profit sharing contribution.

**Note 7 - Related Party Transactions**

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. The amount due from the partnership was $29,862 as of December 31, 2013.

**Note 8 - Net Capital Requirements**

The Company is subject to Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $1,583,538, which was $1,483,538 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.19 to 1.

**Note 9 - Subsequent Events**

The Company has evaluated all subsequent events through the auditors' report date, which is the date the consolidated financial statement was available for issuance, and has determined there are no events requiring disclosure.

# ACCOMPANYING INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

## Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2013

| | |
|---|---|
| **Net Capital** | |
| Stockholders' equity | $ 1,299,652 |
| Additions | |
| Liabilities subordinated to claims of general creditors | 861,000 |
| Deductions | |
| Other receivables | (29,862) |
| Employee advances | (13,592) |
| Due from stockholder | (37,628) |
| Property and equipment | (95,909) |
| Other assets | (170,534) |
| Haircuts on securities | |
| Debt securities | (119,498) |
| Other securities | (105,000) |
| Undue concentration | (5,091) |
| Net capital | $ 1,583,538 |
| **Aggregate Indebtedness** | |
| Payables | |
| Commissions payable | $ 262,355 |
| Accounts payable and accrued expenses | 46,239 |
| Total aggregate indebtedness | $ 308,594 |
| **Computation of Basic Net Capital Requirements** | |
| Required minimum net capital | $ 100,000 |
| Capital in excess of minimum requirement | $ 1,483,538 |
| Ratio of aggregate indebtedness to net capital | 0.19 |

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2013 and the audited computation above.

**EKS&H**
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In planning and performing our audit of the consolidated financial statement of Isaak Bond Investments, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EKS&H LLLP

EKS&H LLLP

February 25, 2014
Denver, Colorado